Exhibit 99.8(I)

______________, 2008

Integrity Life Insurance Company
Attn: Kevin L. Howard
400 Broadway
Cincinnati, OH 45202

RE: ADMINISTRATIVE SERVICES

Dear Mr. Howard:

This letter sets forth the agreement between Integrity Life Insurance Company (the "Company") and PADCO Advisors II, Inc. ("PADCO"), advisor to the Rydex Variable Trust (the "Trust"), concerning certain administrative services to be provided by the Company with respect to certain series of the Trust, each of which is identified in the Participation Agreement (defined below).

1. Administrative Services and Expenses. The Company has entered or will enter into a Participation Agreement with, among others, Rydex Distributors, Inc. (distributor for the Trust) and the Trust, as may be amended from time to time (the "Participation Agreement") pursuant to which the Company purchases shares of the Trust for the separate accounts identified in the Participation Agreement (the "Accounts"). Administrative services for the Accounts which invest in the Trust and for purchasers of the variable annuity and/or variable life insurance contracts (the "Contracts") issued through the Accounts are the responsibility of the Company. Administrative services for the Trust, in which the Accounts invest, and for purchasers of shares of the Trust are the responsibility of the Trust.

     PADCO recognizes the Company, on behalf of the Accounts, as the shareholder of shares of the Trust purchased under the Participation Agreement. PADCO further recognizes that the Trust will derive a substantial savings in administrative expenses by virtue of having the Company as a single shareholder of record of shares of the Trust rather than multiple shareholders having record ownership of such shares. The administrative and other services provided by the Company from which the Trust will derive such savings are set forth in Schedule A to this letter agreement.

2. Administrative Expense Payments. In consideration of the administrative services provided by the Company and the anticipated administrative expense savings and administrative convenience resulting to the Trust from the Company's services, PADCO agrees to pay the Company a fee as set forth in Schedule B

     As soon as practicable after the end of each month, the Company will send PADCO, at the address and in the manner set forth in the Participation Agreement, or PADCO's delegate, a statement of the average daily net asset value of each Account for the preceding month on which the fee stated in this Paragraph 2 is calculated, together with a statement of the amount of such fee. In the calculation of such fee, the Trust's records will govern unless an error can be shown in the number of shares used in such calculation.

     PADCO will pay such fee within sixty (60) days after receipt of such statement by PADCO or its delegate. Such payment will be by wire transfer unless the amount thereof is less than $500. Wire transfers will be sent to the account and in the manner specified by the Company. Such wire transfer will be separate from wire transfers of redemption proceeds and distributions. Amounts less than $500 may be paid by check or by another method acceptable to the parties.

3. Nature of Payments. The parties to this letter agreement recognize and agree that PADCO's payments to the Company relate to administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Trust, and that these payments are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative expense payments made by PADCO to the Company pursuant to Paragraph 2 of this letter agreement will not be deemed to be conclusive with respect to actual administrative expenses or savings of the Trust.

     From time to time, the parties will review the administrative expense payments to determine whether they exceed or are reasonably expected to exceed the incurred and anticipated costs, over time, of the Company.

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     The appropriate parties agree to negotiate in good faith a reduction to the administrative expense payments as necessary to eliminate any such excess.

4. Term. This letter agreement will remain in full force and effect from the date of this agreement specified on page one for so long as assets of the Trust are attributable to amounts invested by the Company under the Participation Agreement, unless terminated in accordance with Paragraph 5 of this letter agreement. Notwithstanding termination, this fee will continue to be due and payable with respect to shares held by the Accounts on the date of termination and that remain outstanding thereafter.

5. Termination. Any party may terminate this letter agreement, without penalty, on 60 days' written notice to the other party. Unless so terminated, this letter agreement will continue in effect for so long as PADCO or its successors in interest, or any affiliate thereof, continues to perform in a similar capacity for the Trust, and for so long as the Company provides the services contemplated hereunder with respect to the Contracts under which values or monies are allocated to the Trust.

6. Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

7. Counterparts. This letter agreement may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

8. Arbitration. Any controversy or claim arising out of or relating to this letter agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

9. Governing Law. This letter agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Delaware.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.

Very truly yours,

PADCO Advisors II, Inc.

By:

Name: Carl Verboncoeur

Title: Chief Executive Officer

Acknowledged and Agreed:

Integrity Life Insurance Company

By:

Name: Kevin L. Howard

Title: Senior Vice President and General Counsel

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                                   SCHEDULE A
                             ADMINISTRATIVE SERVICES

Maintenance of Books and Records

     o Assist as necessary to maintain book entry records on behalf of the Trust regarding issuance to, transfer within (via net purchase orders) and redemption by the Accounts of Trust shares

     o Maintain general ledgers regarding the Accounts' holdings of Trust shares, coordinate and reconcile information, and coordinate maintenance of ledgers by financial institutions and other contract owner service providers

Communication with the Trust

     o Serve as the designee of the Trust for receipt of purchase and redemption orders from the Accounts and to transmit such orders, and payment therefore, to the Trust

     o Coordinate with the Trust's agents respecting daily valuation of the Trust's shares and the Accounts' units

     o    Purchase Orders

          -    Determine net amount available for investment in the Trust

          - Deposit receipts at the Trust's custodian (generally by wire transfer)

          - Notify the custodian of the estimated amount required to pay dividends or distributions

     o    Redemption Orders

          -    Determine net amount required for redemptions by the Trust

          - Notify the custodian and Trust of cash required to meet redemption payments

     o Purchase and redeem shares of the Trust on behalf of the Accounts at the then-current price in accordance with the terms of the Trust's then-current prospectus

     o Assist in routing and revising sales and marketing materials to incorporate or reflect the comments made on behalf of the Trust or its distributor

     o Assist in enforcing procedures adopted by the Trust to reduce, discourage, or eliminate frequent trading of Trust shares

     o Provide such certifications as the Trust deems necessary or appropriate to fulfill its obligations under Rule 38a-1 under the Investment Company Act of 1940

Processing Distributions from the Trust

     o    Process ordinary dividends and capital gains distributions

     o    Reinvest the Trust's distributions

Reports

     o Provide information periodically to the Trust, including, but not limited to, furnishing registration statements, prospectuses, statements of additional information, reports, sales or promotional materials and any other SEC filings with respect to the Accounts, as not otherwise provided for

     o Provide information periodically about the Trust, including any necessary delivery of the Trust's prospectus and annual and semi-annual reports to contract owners, as not otherwise provided for.

Proxy Solicitations

     o Assist with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners

     o Oversee and assist in the counting and voting of contract owner voting interests in the Trust

Trust-related Contract owner Services

     o Maintain adequate fidelity bond or similar coverage as provided for by the Participation Agreement

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     o    Provide general information with respect to Trust inquiries (not including information about performance or related to sales)

     o Provide information regarding performance of the Trust and the sub-accounts of the Accounts

Other Administrative Support

     o Provide other administrative support for the Trust as mutually agreed between the Company and the Trust or PADCO

     o Relieve the Trust of other usual or incidental administrative services provided to individual contract owners

                                   SCHEDULE B
                                      FEES

1. PADCO agrees to pay the Company a fee, computed daily and paid monthly in arrears, equal to an annual rate of ___ basis points of average daily net assets of the Company invested in shares of the Trust for the Accounts..

2. For purposes of this Schedule B, the average net assets of the Trust will be based on the net asset values reported by the Trust to the Company. No adjustments will be made to correct errors in the net asset values so reported for any day unless such error is corrected and the corrected net asset value per share is reported to the Company before 6:00 p.m. Eastern time on the first Business Day after the day to which the error relates. This provision shall not create an independent obligation on the part of the Trust or PADCO to correct any such error as the parties understand and agree that such matters are addressed by the Participation Agreement.

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